Exhibit 11.1

Schedule Regarding Computation of Per Share Earnings
(OOO’s except per share data)

Six Months			Three Months
Ended June 30,			Ended June 30,

	2001	2000	2001	2000

Net income	$7,201	$1,358	$4,188	$146
Less: preferred stock dividends	(1,082)	(1,050)	(557)	(525)

Income availabe to common
stockholders	$6,119	$308	$3,631	$(379)

Weighted average common shares	10,005	7,181	10,002	7,020
Common equivalent shares:
Dilutive warrants	235	-	340	-
Dilutive stock options	110	8	149	-

Dilutive weighted average shares outstanding	10,350	7,189	10,491	7,020

Basic earnings per share	$0.72	$0.04	$0.42	$(0.05)

Diluted earnings per share	$0.70	$0.04	$0.40	$(0.05)